January 4, 2022 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-261285

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 20, 2021, to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-261285) (the “Registration Statement”). Amendment No. 1 was filed with the Commission on December 13, 2021. For your convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s response to a particular comment set out immediately beneath it in bold face type. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission together with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Exhibits

1.     Please obtain and file an executed version of the legality opinion. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not appear to be signed.

Response: The Company respectfully advises the Staff that an executed Exhibit 5.1 opinion has been filed with Amendment No. 2.

2.    Please disclose all material terms of your lease agreement with Miami-Dade County, including the duration of such agreement. In that regard, we note that Section 1.01 of such agreement filed as Exhibit 10.10 suggests that the lease has expired. We also note that it does not appear that such agreement covers your rights and obligations relating to airport use for the operation of flights. Please file the airport use agreement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

January 4, 2022

Response: The Company respectfully advises the Staff that the 2018 Airline Use Agreement has been filed as Exhibit 10.12 and additional disclosure regarding such agreement has been added to page 57 of Amendment No. 2.

A new lease for the Company’s office space at Miami International Airport (the “New MIA Lease”) has been fully negotiated with Miami-Dade County, has been executed by the Company, and is awaiting execution by Miami-Dade County. Although the Company is awaiting execution of the New MIA Lease by Miami-Dade County, the parties have fully agreed to, and are currently operating under, the terms of this New MIA Lease. Disclosure regarding the terms of this lease have been included on page 57 of Amendment No. 2. Once executed by Miami-Dade County, the New MIA Lease will be filed as an exhibit to either the Registration Statement or the applicable filing under the Exchange Act of 1934, as amended.

3.    Please file your maintenance agreement with Spirit Airlines, Inc. In that regard, we note that such agreement is referenced in your exhibit index, but does not appear to be filed.

Response: The Company respectfully advises the Staff that this maintenance agreement with Spirit Airlines has been filed as Exhibit 10.36.

4.    Please disclose in your prospectus the material terms of each of the following agreements that are filed as exhibits, as it does not appear that such agreements are discussed in your prospectus:

•	ACMI Passenger Agreement dated February 5, 2021, by and between Global Crossing Airlines, LLC and Estelar Latinamerica, filed as Exhibit 10.12;

•

Cooperation Agreement 2020 dated March 16, 2020, by and between Global Crossing Group and Airfleet Resources, Ltd., as amended by that certain Cooperation Agreement 2020, September Extension dated September 19, 2020, filed as Exhibit 10.14;

•	Nomination Rights Agreement, dated April 20, 2021, by and between the Company and Ascent Global Logistics, Inc., filed as Exhibit 10.24; and

•	Bridge Loan Agreement, dated June 3, 2021 between Canada Jetlines Operations Ltd. and the Company, filed as Exhibit 10.27.

In addition, please revise to disclose the material terms of your registration rights agreement with Ascent Global Logistics, Inc., including the number of registrable securities which are subject to the agreement. Please also disclose all material terms of the Framework Agreement filed as Exhibit 10.28, including the board nomination rights.

Anuja A. Majmudar

United States Securities and Exchange Commission

January 4, 2022

Response: The ACMI Passenger Agreement and the Bridge Loan Agreement are no longer effective and have been removed from the Exhibit List. The Company respectfully advises the staff that the material terms of each of the other agreements listed above have been included in the prospectus on pages 36 and 53.

Anuja A. Majmudar

United States Securities and Exchange Commission

January 4, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor